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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           ---------------------------

                                   SCHEDULE TO
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 6)

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                                 ONDISPLAY, INC.
                            (Name of Subject Company)

                           ---------------------------

                            WHEELS ACQUISITION CORP.
                              VIGNETTE CORPORATION
                        (Name of Filing Person-Offeror)

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                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                    68232l00
                          (CUSIP Number of Securities)


                                  DAVID BRODSKY
                              VIGNETTE CORPORATION
                           901 SOUTH MOPAC EXPRESSWAY
                               AUSTIN, TEXAS 78746
                                 (512) 306-4300

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  (Name, address, including zip code, and telephone number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

                           ---------------------------

                                   Copies to:

                                DAVID W. FERGUSON
                              DAVIS POLK & WARDWELL
                               1600 EL CAMINO REAL
                              MENLO PARK, CA 94025
                                 (650) 752-2000

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|_| Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

|X| third-party tender offer subject to Rule 14d-1.

|_|   issuer tender offer subject to Rule 13e-4.

|_|   going-private transaction subject to Rule 13e-3.

|X|   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

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      This Amendment No. 6 amends and supplements the Tender Offer Statement on
Schedule TO filed by Vignette Corporation, a Delaware corporation ("Vignette"), and Wheels Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Vignette ("Wheels"), on June 2, 2000, as previously amended (the "Schedule TO"), relating to the offer (the "Offer") by Wheels to exchange each issued and outstanding share of common stock, par value $.001 per share (the "OnDisplay Shares") of OnDisplay, Inc., a Delaware corporation ("OnDisplay"), for shares of common stock, par value $.01 per share (the "Vignette Shares"), of Vignette based on the exchange ratio described in the Prospectus referenced below.

      The Offer is made pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of May 21, 2000, by and among Vignette, Wheels and OnDisplay which contemplates the merger of Wheels into OnDisplay (the "Merger"). Vignette has filed a registration statement with the Securities and Exchange Commission on Form S-4 as amended on June 20, 2000, and declared effective under the Securities Act of 1933 by the Commission on June 22, 2000, relating to the Vignette Shares to be issued to stockholders of OnDisplay in the Offer and the Merger (as so amended, the "Registration Statement"). The terms and conditions of the Offer and the Merger are set forth in the prospectus which is a part of the Registration Statement (the "Prospectus"), and the related Letter of Transmittal, which are Exhibits (a) (1) and (a) (2) hereto.

      All of the information in the Prospectus and the related Letter of Transmittal, and any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the Securities and Exchange Commission by Vignette, is hereby incorporated by reference in answer to Items 2 through 11 of this Schedule TO.

ITEM 11.          ADDITIONAL INFORMATION.

      Item 11 is hereby amended and supplemented as follows:

      The Offer terminated at 5:00 PM, New York City time, on June 30, 2000. In the Offer, approximately 20,630,000 OnDisplay Shares were validly tendered and not withdrawn, representing approximately 90.9% of all outstanding OnDisplay Shares. On July 1, 2000, Vignette and Wheels accepted for exchange all OnDisplay Shares validly tendered and not withdrawn prior to 5:00 PM, New York City time, on June 30, 2000.

      On July 5, 2000, pursuant to the Merger Agreement, Wheels merged with and into OnDisplay. At the effective time of the Merger, each OnDisplay Share held in the treasury of OnDisplay or owned by Vignette or Wheels was canceled and retired, and every other outstanding OnDisplay Share was converted into the right to receive the same consideration paid in the Offer.


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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      July 5, 2000



                                    WHEELS ACQUISITION CORP.


                                    By:   /s/ Charles W. Sansbury
                                      ------------------------------------------
                                         Name:  Charles W. Sansbury
                                         Title: Vice President and Secretary


                                    VIGNETTE CORPORATION


                                    By:  /s/ Charles W. Sansbury
                                      ------------------------------------------
                                         Name:  Charles W. Sansbury
                                         Title: Senior VP, Corporate Development





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